Confidential Treatment Requested by Merge Healthcare Incorporated

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Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

June 6, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:       Kathleen Collins
Accounting Branch Chief

Re:	Merge Healthcare Incorporated
Form 10-K & 10-K/A for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33006

Dear Ms. Collins:

On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 24, 2012 (the “Comment Letter”) relating to the Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2011 filed by the Company on February 28, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Sales, page 25

1.
We note that you have identified factors that have impacted sales without quantifying the impact that each factor contributed to the change in sales.  Please tell us what consideration you have given to quantifying the impact that each significant acquisition  and each new product offering had on your increases in sales.  See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Company Response: The Company typically integrates acquired operations within 2 quarters of acquisition closing in order to take advantage of operational efficiencies and cross selling opportunities.  The Company also dissolves legal subsidiaries on an annual basis to maintain a minimum number of operational subsidiaries, which allows the Company to reduce duplicative costs.  As a result, it is not possible to separate the individual contribution to net sales from each significant acquisition in 2011.  However, the Company is able to determine the net sales impact

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from the significant acquisitions on a combined basis for each of the respective net sales categories of $20.9 million (or 54% of the overall increase) in software and other, $14.3 million (or 77% of the overall increase) in professional services and $28.2 million (or 81% of the overall increase) in maintenance and EDI.  Sales from iConnect and meaningful use offerings in 2011 impacted only the software and other revenue category and accounted for [**] (or [**] of the overall increase) of the $38.5 million increase in this category.  The Company did not publicly disclose the specific amount of the increase from the introduction of new products for competitive pricing reasons.  In future filings, the Company will also provide quantitative data of the extent of contribution of each item when two or more factors are provided to explain a change in a related line item, provided such information does not impact a competitive advantage that the Company has in the marketplace.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.   Basis of Presentation and Significant Accounting Policies

Intangible Assets and Goodwill, page 42

2.
Please tell us the reporting units you have identified for goodwill impairment testing and your consideration of the factors in ASC 350-20-35-33 in determining these reporting units.  To the extent there have been changes in identified reporting units since the prior fiscal year, please clarify the factors that have changed.  As part of your response, please clarify whether Merge eClinical represents a separate reporting unit and the factors that you have considered in making this determination.  In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2010 you appear to separately evaluate the eClinical reporting unit; however, we note no such reference in your current Form 10-K.

Company Response: In 2010, the Company had two reporting units, one of which was Merge eClinical.  The Company eliminated eClinical as a separate reporting unit in 2011 because there was a much greater similarity in 2011 in the products and services offered to the eClinical customers compared to all of its other customers as well the aggregation of the Company’s components, which exhibit similar long-term financial performance and have similar economic characteristics, as follows:

[**]

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[**]  Based on a comparison of the financial results of eClinical relative to the rest of the Company in total and the factors considered below (the products and services, the production processes, the type or class of customers, the distribution methods and regulatory environment), the Company believes that eClinical shares the critical economic characteristics with the rest of the Company and, therefore, should not be treated as a separate reporting unit.

a.           The nature of the products and services

All of the Company’s components sell workflow and healthcare information management software. Almost all product lines incorporate imaging capabilities in their solutions. All businesses develop and market software system solutions and have a large service component of revenues to an installed base of customers.  This requires higher labor costs to support the customers and results in lower gross margins and operating margins when compared to a pure indirect licenser of technology.

b.           The nature of the production processes

The production processes for all of the Company’s components involve the development of software solutions by software engineers. Software sales are often coupled with professional services and occasionally sales of hardware components.

c.           The type or class of customer for their products and services

All of the Company’s components principally market and sell their product solutions directly to end users and partner distribution channels. The Company sells all of its products throughout its entire customer base (including eClinical). For example, in the first quarter of 2012 the Company executed a contract in excess of [**] with a legacy clinical trial customer for its iConnect solution, which is typically sold to hospitals.

d.           The methods used to distribute their products or provide their services

All of the Company’s components primarily distribute products and services through the same distribution method—namely, a direct sales force and a partner distribution channel.

e.           If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

All of the Company’s components are subject to Federal Drug Administration regulation.  Such regulation does not have a significant effect on the economic characteristics of the components.

Revenue Recognition, page 44

3.
Please tell us more about your arrangements that include hardware including the nature of the hardware sold and how your software functions with the hardware.  In this regard, please tell us whether these arrangements include software that is more-than-incidental to the hardware.  See Accounting Standards Update No. 2009-14.  To the extent you have such arrangements, please tell us how you account for these arrangements and how your current disclosures address these arrangements.

Company Response:  The Company sells software with or without various standard hardware components (i.e. servers, monitors, storage disk arrays, etc.).  The hardware items are sold primarily as a convenience for its customers who may choose not to purchase hardware from the Company because either they already have the applicable hardware or they purchased the hardware directly from a third-party vendor.  When selling hardware to its customers, the

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Company does not charge a significant markup.  The Company has a sufficient number of stand-alone sales of hardware to allow it to obtain vendor-specific objective evidence of fair value for the hardware.  These arrangements include software that is more-than-incidental to the hardware.  Further, the software is not essential to the functionality of the hardware (and vise versa).  As a result, the Company recognizes revenue for software under the guidelines of ASC Subtopic 985-605, Software Revenue Recognition, and allocates the entire arrangement based upon Accounting Standards Update No. 2009-13.  The Company believes that the first bullet point under the fourth full paragraph on page 45 of the Company’s 10-K addresses how the Company accounts for such arrangements.

4.
Your disclosures indicate that revenue from multiple element arrangements not including software is typically recognized using the relative method, whereby revenue is recognized based on estimated selling price. However, we note your disclosure in your 2010 10-K which indicates that revenue from multiple element arrangements not including software is recognized using the relative method, whereby revenue is recognized when fair value exists for all of the elements in the arrangement.  It would appear, based on your disclosures, that you had objective evidence of fair value for all elements in these arrangements in 2010.  If this is the case, please explain to us why you are now allocating revenue based on estimated selling price considering that you previously had fair value (i.e. VSOE or third party evidence of fair value).

Company Response: The Company updated its disclosure in 2011 as a result of ASU No. 2009-13.  This updated disclosure did not change the manner in which the Company accounts for such transactions in 2011 compared to 2010.  The Company acknowledges that the phrase “selling price” should have been used instead of “estimated selling price” in the 2011 10-K and will adjust the language accordingly in future filings.

5.
Please tell us which deliverables you use estimated selling price to allocate revenue to when using the relative selling price method.   Please describe the significant factors, inputs, assumptions and methods used to determine estimated selling price for your deliverables and tell us what consideration you gave to disclosing how you determined estimated selling price.  As part of your response, please tell us whether the adoption of ASU 2009-13 was material to your 2011 financial statements.

Company Response: The adoption of ASU 2009-13 was not material to the Company’s 2011 financial statements.  Further, the revenue that the Company recognized using the estimated selling price is immaterial to its financial statements.

Note 8.  Shareholders Equity, page 55

6.
We note your disclosure that in the year ended December 31, 2010 you recorded a deemed dividend of $14.9 million upon issuance of the preferred stock for the difference between the relative fair value and redemption value of $41,750.  We also note that you have reflected this as a reduction to net income (loss) available to common shareholders.  Please explain your basis for recording the deemed dividend in fiscal year 2010 considering that the preferred stock was not redeemed and retired until June 2011.  Please refer to the authoritative accounting literature you relied upon when determining your accounting.

The Company believes that the accounting literature supports its position of accreting the discount on the preferred stock at the issuance date.  The relevant literature references are as follows:

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●Staff Accounting Bulletin 5Q

●ASC 505-10

●ASC 480-10-S99

Staff Accounting Bulletin 5Q
In Staff Accounting Bulletin 5Q regarding increasing rate preferred stock, the Staff concludes that discounts on increasing rate preferred stock should be amortized over the period preceding commencement of the perpetual dividend by charging the imputed dividend cost against retained earnings and increasing the carrying amount of the preferred stock by a corresponding amount.  While the preferred stock issued by the Company was not increasing rate preferred stock, the perpetual dividend rate of 15% began upon issuance and accordingly, the Company recorded immediately upon issuance the discount as a charge against retained earnings as a deemed dividend and a corresponding increase to the preferred stock.

ASC 505-10
The Company issued 41,750 shares of Series A Non-voting Preferred Stock, par value $.001 with a designated share price of $1,000 and 7,515,000 shares of common stock for approximately $41,750,000. The purchasers of the preferred stock received value substantially in excess of their cash payments, to the detriment of the common stockholders. Redemption of the preferred stock was solely within the control of the Company and therefore the preferred shares were classified as permanent equity. ASC 505-10 states that if preferred stock is called, the excess of the price over the carrying value, if any, should be charged to either paid-in capital or retained earnings.  ASC 505-10 further states that if,  prior to the call date, the entity takes action that makes it probable the preferred stock will be called, any excess should be accreted to the expected call date and charged to paid-in capital or retained earnings. While the Company took no affirmative action that made it probable the preferred stock would be called, the Company believed that, at the time of issuance of the preferred stock, it was probable that the preferred stock would be called at some future date due to the very high dividend rate of 15% per annum, paid on a cumulative basis. The Company further notes that ASC 505-10 does not preclude accretion of the discount of the preferred stock before it becomes probable that the preferred stock will be called and believes the appropriateness should be based on facts and circumstances.

ASC 480-10-S99-3
The literature addressing redeemable preferred stock, ASC 480-10-S99-3 states that, if an equity instrument subject to ASR 268 is not currently redeemable (e.g., a contingency has not been met), subsequent adjustments of the amount presented in temporary equity is “unnecessary” if it is not probable that the instrument will become redeemable.   The Company notes that the statement that adjustments are “unnecessary” does not preclude their recognition.

Conclusion
In the Company’s transaction, the value received by the preferred shareholders (including the common stock) was considerably greater than the price they paid for the preferred shares and represents a significant cost borne by the common shareholders.  The Company believes that this transfer of value from the common shareholders to the preferred shareholders should be recognized as a dividend at the issuance date of the preferred stock.  As such, the Company accreted to the face amount at the issuance date.  The Company believes that the accounting literature cited above supports the Company’s position through direct guidance or by analogy.

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Note 10.  Commitments and Contingencies, page 58

7.
We note your discussion of specific litigation to which the company is currently involved.  If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for your outstanding legal proceedings, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Company Response:  In future filings, the Company will disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for its outstanding legal proceedings

Note 12.  Income Taxes, page 60

8.
We note your disclosure that undistributed profits of non-U.S. subsidiaries are considered indefinitely reinvested.  Please tell us the amount of undistributed profits of non-U.S. subsidiaries that are considered indefinitely reinvested and what consideration was given to providing this quantitative disclosure in your filing.  See ASC 740-30-50-2(b).

Company Response:  The Company indefinitely reinvests the current year undistributed profits of its non-U.S. subsidiaries.  However, the accumulated amount of non-U.S. undistributed earnings is negative (i.e. a deficit) due to prior year foreign losses.  Thus, there is no taxable temporary difference within the context of ASC 740-30-50-2 as of year-end.

Note 16.   Guaranteed Subsidiaries, page 65

9.
We note that that the Notes are fully and unconditionally guaranteed except for certain customary release provisions.  Please describe the release provisions and tell us what consideration you gave to disclosing these provisions.

Company Response: The indenture governing the Company’s 11.75% senior secured notes (the “Notes”) provides that a subsidiary guarantor will be released from its obligations under its guarantee and the indenture in the following circumstances:

(1)
in connection with any sale or other disposition of all or substantially all of the assets of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a restricted subsidiary of the Company;

(2)
in connection with any sale or other disposition of the capital stock of that guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the Company or a restricted subsidiary of the Company, such that, immediately after giving effect to such transaction, such guarantor would no longer constitute a subsidiary of the Company;

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(3)	if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with the indenture; or

(4)	upon legal defeasance or satisfaction and discharge of the indenture.

These guarantor release provisions are customary terms for note indentures like the indenture governing the Notes.  The disclosure regarding the guarantees in note 16 to the audited financial statements states that the obligations under the Notes are “fully and unconditionally guaranteed (except for certain release provisions which are considered customary)”.  The Company considered whether additional disclosure of the specific release conditions would be material to investors and concluded that the reference to “release provisions that are considered customary” is commonly understood to include the types of provisions referenced above.

Item 11. Executive Compensation, page 100

Compensation Discussion and Analysis (Incorporated from the Definitive Proxy statement filed on April 30, 2012)

10.
You have named only four executive officers in the summary compensation table.  Please tell us how you determined that the other individuals listed on the company’s website under “Merge Healthcare Leadership,” including the Chief Medical Officer and Executive Vice Presidents, are not executive officers within the definition of “executive officer” in Rule 405 under the Securities Act and Rule 402(a)(3) of Regulation S-K.

Company Response:  Rule 405 under the Securities Act defines an “executive officer” as the registrant’s president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. The analysis of whether a person constitutes an “executive officer” is focused on the duties and responsibilities of the person and not on his/her title and will depend on the particular facts and circumstances.

The Company, in consultation with its legal counsel, carefully considered the job responsibilities of each of its senior executives, including the individuals listed on the Company’s website under the heading “Merge Healthcare Leadership”, and concluded that only the persons listed in the proxy statement (i.e., Mr. Surges, Mr. Dearborn, Mr. Oreskovich and Ms. Mayberry-French) constitute “executive officers”.  As to each of the other individuals listed under the heading “Merge Healthcare Leadership”, the Company concluded that such individuals were not “executive officers” on the bases described below.

Dr. Cheryl Whitaker - Chief Medical Officer:  Dr. Whitaker serves a sales and marketing function and does not have broad policy-making authority.  The Company is a provider of enterprise imaging and interoperability software solutions whose customers are mainly physician practices and hospitals.  Dr. Whitaker serves as a liaison between the Company and its customers and, in that capacity, supports the sales and marketing efforts of the Company.

Nancy Koenig - Executive Vice President, Operations:  Ms. Koenig was previously an executive officer of the Company.  In connection with an internal reorganization and realignment of

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operational management of the Company in late 2010, Ms. Koenig’s job responsibilities were modified and she ceased to have any policy-making authority.  As a result of such internal reorganization, she is no longer an executive officer of the Company.

Antonia Wells - Executive Vice President, Development:  Ms. Wells was previously an executive officer of the Company.  In connection with an internal reorganization and realignment of operational management of the Company in late 2010, Ms. Wells’ job responsibilities were significantly reduced and she ceased to have any policy-making authority.  As a result of such internal reorganization, she is no longer an executive officer of the Company.

Steve Martin - Senior Vice President – Sales:  Although Mr. Martin has the title of Senior Vice President – Sales, the overall responsibility for the Company’s sales function rests with Jeff Surges, the Company’s Chief Executive Officer.  Mr. Surges is responsible for determining the strategic direction of the Company’s sales efforts, which is then executed by Mr. Martin.  As a result, Mr. Martin is neither in charge of a principal business unit, division or function (since such responsibility with respect to sales rests with Mr. Surges) nor does he have policy-making authority.

11.
You state that the 2011 bonus plan was based, in part, on individual performance goals.  Please tell us how the compensation committee considered individual performance goals and confirm that in future filings you will provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers, to the extent such information is material to an understanding of your compensation policies and decisions.  See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:  For fiscal 2011, the Compensation Committee delegated to management the authority to assess individual performance based on performance goals and other criteria established by each individual’s manager.  At the end of the year, each manager reviewed the performance of his or her direct reports and the bonus payout to such individual based on Company-wide performance could be adjusted upward or downward so long as the size of the bonus pool remained unchanged in the aggregate. In future filings, the Company will provide additional detail regarding the individual performance objectives, if any, used to determine bonus awards for each of its named executive officers to the extent such information is material to an understanding of the Company’s compensation policies and decisions.

12.
The quantitative targets for days sales outstanding, a financial performance metric considered by the compensation committee to award bonuses to your named executive officers were not disclosed.  Please include this information in the response letter and confirm that you will provide the quantitative targets for all of your financial performance metrics in future filings.  Alternatively, tell us why you believe that this disclosure is not required.

Company Response:  In C&DI No. 118.04, the Staff states that a “company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.  Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.” Applying this standard, the Company believes that the quantitative targets for days sales outstanding are not material in light of the totality of meaningful information with regard to its executive compensation program and

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the targets established under the 2011 bonus plan that the Company provided in its Compensation Discussion and Analysis disclosure.

The financial performance metrics under the Company’s 2011 bonus plan consisted of pro forma revenue, adjusted EBITDA margin and days sales outstanding and were weighted ninety percent (90%) (pro forma revenue and adjusted EBITDA margin) and ten percent (10%) (days sales outstanding).  The Company disclosed in the proxy statement the target levels of pro forma revenue and adjusted EBITDA margin and the potential bonus payouts associated with each level of performance.  In addition, the Company disclosed its actual pro forma revenue and adjusted EBITDA for 2011 in the proxy statement.  The target for the average quarterly days sales outstanding was 90 and the actual average quarterly days sales outstanding for fiscal 2011 was 96.  While the target and actual days sales outstanding were not disclosed in the proxy statement, the Company did state that it did not satisfy the days sales outstanding performance metric.  The Company does not believe that disclosure of target and actual days sales outstanding was required in the proxy statement since the overall contribution of days sales outstanding to the bonus eligibility for the Company’s named executive officers (i.e., 10%) was not material.  If the relative percentage weighting of days sales outstanding increases significantly in future periods, the Company will provide in future filings the quantitative targets for days sales outstanding, or any other then applicable financial performance metric, that was used to determine bonus awards for each of its named executive officers, to the extent such information is material to an understanding of the Company’s compensation policies and decisions.

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact Eric Orsic at 312-984-7617.

Sincerely,

/s/ Eric Orsic

Eric Orsic

cc:	Steve Oreskovich (Chief Financial Officer)
Ann Mayberry-French (SVP, General Counsel & Secretary)

Confidential Treatment Requested by Merge Healthcare Incorporated
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[**] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83.